Exhibit 10.1

April 27, 2026

Sharon P. John

Dear Sharon,

On behalf of the Board of Directors, we are excited to extend you this offer to become the next Chief Executive Officer & President of Carter’s, Inc. (the “Company”), located at our Atlanta, GA headquarters, pursuant to the terms and conditions set forth in this offer letter (“Offer Letter”) and in the Company’s Employee Success Guide. This offer is contingent upon your submission of documentation establishing that you can legally work in the United States. You will be appointed to the Board of Directors of the Company (the “Board”) upon your start date with the Company subject to the requirements of all applicable laws, including, without limitation, any rules or regulations of any exchange on which the common stock of the Company is listed. If your position as Chief Executive Officer & President of the Company is terminated by you or the Company for any reason, you agree to promptly resign from the Board and any committee thereof, unless requested otherwise by the Board.

Start Date

Your start date will be June 15, 2026 (“Start Date”).

Reporting Relationship

You will report directly to the Board.

Base Salary

Your base salary will be at an annual rate of $1,300,000 which will be paid in bi-weekly installments of $50,000 in accordance with the Company’s regular payroll cycle, subject to all deductions for taxes and withholdings as required by law or policies of the Company. Your base salary will be reviewed by the Board or the Compensation and Human Capital Committee of the Board (the “Committee”) at least annually for increase; provided, however, that your base salary may not be decreased without your prior written consent (other than a decrease in base salary that is applied proportionally to other executive officers’ base salary). Your base salary in effect at any given time is referred to herein as “Base Salary.”

Bonus Potential

Your annual target cash bonus opportunity is 175% of your current Base Salary (“Annual Bonus”), and will not be pro-rated for 2026 based on your Start Date.

Your eligibility for an Annual Bonus is based on the metrics for attainment set forth by the Committee for the current fiscal year. Before you sign this Offer Letter, you will receive a copy of the metrics for the Annual Bonus for fiscal year 2026, which also apply to the Company’s other executive officers. You must be employed with the Company at the time of payout to receive any approved Annual Bonus. You and the Company understand and agree that any Annual Bonus is subject to the achievement of applicable metrics for attainment (determined in the sole discretion of the Company), and that nothing in this Offer Letter constitutes a guarantee of any Annual Bonus at any time or of any amount.

Annual Equity

Beginning with the 2027 fiscal year, you will be eligible for an annual equity grant. Subject to review and approval of the Committee, at the first quarterly Committee meeting in 2027, you will be eligible for a target award opportunity with a grant date value of no less than $6,500,000. The terms and conditions of any equity-based award, including the grant amount, grant date, type of award(s), vesting schedules and applicable performance metrics, will be determined by the Committee and set forth in the applicable award agreement(s) and subject to the terms of the Carter’s Amended and Restated Equity Incentive Plan as in effect from time to time (the “Plan”).

Sign-On Equity

On, or as soon as reasonably feasible following your Start Date, you will be granted a one-time equity award with a grant date fair value of $6,500,000 (the “Sign-On Equity”). The Sign-On Equity is not prorated for your Start Date. The terms and conditions of the Sign-On Equity and any other equity-based award, including the grant amount, grant date, type of award(s), vesting schedules, and applicable performance metrics, will be determined by the Committee and set forth in the applicable award agreement(s) and subject to the terms of the Plan. You will receive a copy of the various financial and total shareholder return metrics for attainment, which the Company’s other executive officers are subject to under the 2026-2028 performance-based restricted share award, before you sign this Offer Letter.

The Sign-On Equity will be split between 40% time-based restricted shares and 60% performance-based restricted shares. The number of shares granted will be determined by dividing the value of the grant by the closing price of a share of Company common stock on the date of the grant (rounded upwards as necessary to avoid vesting of partial shares). Subject to your continued employment, the time-based restricted shares of the Sign-On Equity will vest in four substantially equal annual installments, with the first vesting date accelerated to March 2, 2027, and all remaining vesting dates consistent with the vesting schedule for the Company’s other executive officers’ 2026 equity awards.

Subject to your continued employment with the Company, the earned performance-based restricted shares of the Sign-On Equity will vest at the end of the three-year performance period, December 30, 2028, consistent with the vesting schedule for the Company’s other executive officers’ 2026 equity awards.

Equity Acceleration

In the event of your resignation for Good Reason or a termination by the Company without Cause, occurring (a) prior to the first anniversary of the Start Date, (i) the second tranche of the time-based restricted shares of the Sign-On Equity and (ii) the first tranche of the time-based restricted shares of your annual equity grant in the 2027 fiscal year shall be accelerated to your termination date, or (b) on or after the first anniversary of Start Date but prior to the second anniversary of the Start Date, (i) the third tranche of the time-based restricted shares of the Sign-On Equity and (ii) the second tranche of the time-based restricted shares of your annual equity grant in the 2027 fiscal year shall be accelerated to your termination date; provided, however, your right to receive such accelerated vesting is conditioned on your execution and timely return of an effective Release of

Claims (as defined in the Severance Agreement) to the Company. For the avoidance of doubt, the preceding vesting acceleration provisions shall not apply to any resignation for Good Reason or a termination by the Company without Cause occurring on or after the second anniversary of the Start Date. In the event that within two years following a Change of Control (as defined in the Severance Agreement), the Company terminates your employment other than for Cause, or you resign for Good Reason, the time-based restricted share awards then held by you shall become fully vested (to the extent not already then vested); provided, however, your right to receive such accelerated vesting is conditioned on your execution and timely return of an effective Release of Claims to the Company.

All terms of your equity awards are governed by the applicable award agreement(s) and the Plan.

Sign-On Bonus

You will receive a special one-time sign-on cash bonus of $500,000 (the “Sign-on Bonus”), less all applicable withholdings and deductions, to be paid within 30 days of your Start Date. If your employment with the Company terminates prior to the first anniversary of your Start Date for any reason other than for Good Reason (as defined in the Severance Agreement) or a termination by the Company for Cause (as defined in the Severance Agreement), you will be required to reimburse the Company for the Sign-on Bonus. Your reimbursement obligation set forth in this paragraph shall be waived in its entirety upon the first anniversary of your Start Date. If you are required to repay your Sign-on Bonus pursuant to this paragraph, any such reimbursement shall be made on an after-tax basis, such that you are only required to repay the net amount actually received after all applicable withholdings and deductions, within 30 days of your employment termination date.

Vacation

You will be eligible for four weeks of vacation per calendar year subject to the Company’s vacation policies for senior executives as in effect from time to time. Your vacation will not be pro-rated for 2026 based on your Start Date.

Benefits

At the Company, we offer a suite of valuable benefit offerings to meet the needs of our employees and their families. To participate in health and welfare benefits, you must complete benefits enrollment within 30 days of your hire date for benefits that are effective on your 31st day of employment. This 30-day enrollment window generally becomes available within a few days of your hire date, and you will enroll using your 6-digit Employee ID Number and date of birth. Benefits information, including your individual enrollment deadline, can be found in your new hire welcome letter/email, by logging into CartersBenefitsCenter.com or by calling the Benefits Center at 1-855-614-0186. You do not need to wait to receive new hire communications and are responsible for enrolling by your deadline regardless of whether communications are received. If you have questions about enrollment, call 1-855-614-0186 within 30 days of hire. If you do not act before the end of your 30-day window, your next opportunity to enroll or make changes to your benefits will be during the next available Annual Enrollment (unless you experience a Qualified Life Event as defined in the Summary Plan Description of The William Carter Company Welfare Benefit Plan). The benefit offerings are subject to the terms and conditions of the official program documents for each offering as in effect from time to time.

Relocation

You will be eligible for relocation services in accordance with the terms of the Company’s relocation program or of reasonable equivalency as determined by the Company in its discretion. Additional details are outlined in the accompanying program summary. To receive this service, you will be required to sign a separate Relocation Expense Repayment agreement.

Legal Fees

The Company will reimburse you for up to $25,000 in reasonable legal and advisory fees incurred by you in connection with the execution of this document, subject to reasonable substantiation of such amounts.

Outside Board Service

During your employment as Chief Executive Officer & President, you will be permitted to serve on one outside board of directors (or equivalent governing body) of a non-competing public company, subject to prior approval by the Board, which shall not be unreasonably withheld. Any such service must not, in the reasonable judgment of the Board, interfere with your duties and responsibilities to the Company or create a conflict of interest. The Company reserves the right to request that you resign from any outside board seat if circumstances change such that continued service is deemed inconsistent with the Company’s governance practices or policies.

Executive Work Product

From time to time you may notify the Company of inventions, innovations, improvements, developments, designs, books, publications, scripts and all similar or related information, in any media now known or hereafter devised, which do not relate to the Company’s or any of its affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by you (or intended to be conceived, developed or made by you) while employed with the Company (“Executive Work Product”). The Company will in good faith promptly provide its written acknowledgement and approval of such Executive Work Product, not to be unreasonably withheld, conditioned or delayed, you own all right, title and interest in, to and under such Executive Work Product. Any work by you related to any Executive Work Product (including any matters which may become Executive Work Product), in the reasonable judgment of the Board, must not interfere with your duties and responsibilities to the Company or create a conflict of interest.

Severance & Restrictive Covenants

You have disclosed to the Company any and all prior contractual obligations, which are currently in effect, governing your services as an employee, independent contractor, consultant or otherwise for any third party.

If a third party asserts a claim, demand, allegation, or dispute against you alleging that your employment with the Company violates or potentially could violate any contractual agreement you are a party to, including, but not limited to, any restrictive covenant agreement, the Company will indemnify you for all costs incurred in defending and/or responding to any such claim, demand, allegation, or dispute, including any settlement amounts, damages, judgments, legal fees and expenses, fines and other costs. The Company shall select counsel reasonably acceptable to you and shall have the right to settle any such claim at its own cost.

This Offer Letter is subject to your contemporaneous execution and delivery of the “Severance Agreement” in the form attached hereto as Exhibit A, including the restrictive covenants contained therein.

Indemnity; D&O Insurance

You will be subject to and covered by the by-laws of the Company, and any other agreement or procedure maintained by the Company with respect to indemnification, at all times during and following your employment, on a basis no less favorable than that of the Company’s other officers and directors.

Clawback Policy

You will be subject to any clawback or recoupment provisions as may be required pursuant to any applicable laws, government regulations, stock exchange listing requirements, or Company policies in effect from time to time, including the Company’s Clawback Policy.

At-Will Employment

You acknowledge and agree that this offer is not intended to create a contractual obligation of any kind, a promise on the part of the Company to employ you for any specified period of time, or a promise on your part to serve the Company for any specified period of time. Accordingly, you acknowledge and agree that your employment with the Company is at-will and either party can terminate the relationship at any time with or without Cause and with or without notice.

Miscellaneous

This Offer Letter, together with the Severance Agreement to be entered into with you, constitutes the entire agreement between you and the Company regarding your employment with the Company and supersedes any oral or written employment or compensation agreements, term sheets or discussions between you and the Company or its affiliates.

You agree to comply fully with all policies and procedures in effect for employees and executives, in each case as they are currently in effect and as may be amended from time to time.

This Offer Letter will be construed in accordance with and governed by the laws of the State of Georgia without regard to conflicts of law principles.

Please acknowledge your receipt of this Offer Letter by signing below and returning the original, including the Severance Agreement to me no later than April 28, 2026. An additional copy is enclosed for your records.

Sharon, we are thrilled to welcome you to the Carter’s family and look forward to your distinguished experience and knowledge leading the Company into an exciting new chapter.

Please do not hesitate to reach out with any questions.

Sincerely,

/s/ William J. Montgoris
Name: William J. Montgoris
Non-Executive Chairman of the Board of Directors
Carter’s, Inc.

Acknowledged:

/s/ Sharon P. John
Name: Sharon P. John
Date: April 27, 2026

Exhibit A – Severance Agreement

This Severance Agreement (“Agreement”) is made as of April 27, 2026, (the “Effective Date”), by and between The William Carter Company (the “Company”) and Sharon Price John (the “Executive”).

WHEREAS, the Company has determined that given the key nature of the Executive’s position, the interests of the Company will be best served by entering into an agreement with respect to certain aspects of the employment relationship and by providing the Executive the assurance of severance pay and benefits in the event that the Executive’s employment is terminated in specified circumstances.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Position and Duties. During employment, the Executive shall serve as Chief Executive Officer & President of the Company and shall have the normal duties, responsibilities and authority of such position, subject to any limitations imposed by the bylaws of the Company and to the power of the Company’s Board of Directors (the “Board”) and other senior officers of the Company or its Company Affiliates to expand or limit such duties, responsibilities and authority and to override actions of Executive. Executive shall devote Executive’s best efforts and Executive’s full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company. Executive shall perform Executive’s duties and responsibilities to the best of Executive’s abilities in a diligent, trustworthy, business like and efficient manner.

2. Base Salary and Bonus Opportunity. During the term of Executive’s employment hereunder, Executive’s base salary shall be at an annual rate no less than the annual rate of base salary that was paid to the Executive during 2026 ($1,300,000). The Board may, in its discretion, increase Executive’s base salary at such times and in such amounts as it determines but at no time shall Executive’s base salary, in effect from time to time, be decreased. Base salary shall be payable by the Company in regular installments in accordance with the Company’s general payroll practices. During the term of Executive’s employment hereunder, Executive shall participate in the Company’s Amended and Restated Annual Incentive Compensation Plan (the “Bonus Plan”), as in effect from time to time, in accordance with the terms of such Bonus Plan. Executive’s target bonus shall be equivalent to a percentage of base salary that is no less than the percentage of base salary that was set as the Executive’s target bonus for fiscal year 2026 (175%).

3. Term and Termination. The Executive’s employment hereunder shall continue until terminated in accordance with this Section 3.

(a) The Executive’s employment shall terminate automatically in the event of the Executive’s death.

(b) The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes disabled during the Executive’s employment hereunder. For purposes of this agreement, “disabled” means any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of the Executive’s duties and responsibilities hereunder (notwithstanding the provision of any reasonable accommodation) for one hundred eighty (180) days during any period of three hundred and sixty-five (365) consecutive calendar days. The Board may designate another employee to act in the Executive’s place during any period of the Executive’s disability (and such designation shall not constitute Good Reason, as such term is defined in Section 12). If any question shall arise as to whether during any period the Executive is disabled, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company to determine whether the Executive is so disabled and such determination shall for the purposes of this Agreement be conclusive. If such question shall arise and the Executive shall fail to submit to such medical examination, the Company’s determination of the issue shall be binding on the Executive.

(c) The Company may terminate the Executive’s employment hereunder (i) for Cause (as defined in Section 12) at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause, or (ii) at any time, without Cause, upon notice to the Executive.

(d) The Executive may terminate employment hereunder (i) for Good Reason (as defined and in accordance with the timing and procedural requirements set forth in Section 12) or (ii) without Good Reason at any time upon sixty (60) days’ prior written notice, which notice period (or any portion thereof) may be waived by the Company without any further payment to the Executive.

4. Payments and Benefits Upon Termination.

(a) In the event of termination of employment, however so caused, the Company will pay the Executive (i) any base salary earned but not paid during the final payroll period of Executive’s employment through the date of termination of employment (the “Separation Date”); (ii) pay for any vacation time earned but not used through the Separation Date, as reflected in Company records; and (iii) any business expenses incurred by the Executive but unreimbursed on the Separation Date, provided that such expenses and any required substantiation are submitted consistent with the terms of Company policy and that such expenses are reimbursable under Company policy (clauses (i), (ii) and (iii) together, “Final Compensation”). Other than business expenses described in Section 4(a)(iii) (which shall be paid in accordance with Company policy), Final Compensation shall be paid to the Executive (or the Executive’s designated beneficiary or estate) within thirty (30) days following the Separation Date. The Company shall not have any further obligations to the Executive, except as set forth in Section 4(b) below.

(b) In the event that the Company terminates the Executive’s employment other than for Cause (as defined in Section 12), or the Executive terminates employment for Good Reason (as defined in Section 12), in addition to Final Compensation, the Company will provide the Executive the following (clauses (i) through (iv), in the aggregate, the “Severance Benefits”), provided that the Executive meets all eligibility requirements for such Severance Benefits as set forth in this Agreement:

(i) the Company will continue to pay the Executive base salary, at the same rate as was in effect on the Separation Date, for the period of twenty-four (24) months following the Separation Date. Subject to Sections 5 and 6 below, such payments shall be in the form of salary continuation, payable in accordance with the normal payroll practices of the Company for its executives, with the first payment, which shall be retroactive to the day immediately following the Separation Date, being due and payable on the Company’s next regular payday for executives that follows the expiration of sixty (60) calendar days from the date the Executive’s employment terminates.

(ii) the Company will pay the Executive a pro-rata bonus for the fiscal year in which the Separation Date occurs, determined following the end of the fiscal year in which the Separation Date occurs. The amount of any such bonus shall be determined by multiplying the amount of the bonus that would have been paid to the Executive pursuant to the Company’s Bonus Plan had the Executive remained employed for the full fiscal year (which determination shall disregard any individual performance goals which may have been set for Executive pursuant to the Company’s Bonus Plan, and shall be based solely on the extent to which Company performance goals have been met) by a fraction, the numerator of which is the number of days the Executive was employed during the fiscal year in which the Separation Date occurs and the denominator of which is 365 (the “Pro-Rata Bonus”). The Pro-Rata Bonus will be payable at the time provided for, and in accordance with the provisions of, the Bonus Plan, but in no event earlier than January 1st or later than December 31st of the year following the year in which the Separation Date occurs.

(iii) provided that the Executive and the Executive’s dependents are eligible to continue participation in the Company’s group medical plans following the date the Executive’s employment terminates under the federal law commonly known as “COBRA” and elect to do so in a timely manner, then, until the earlier of (A) eighteen (18) months following the Separation Date, (B) the date the Executive becomes eligible for coverage under the medical plan of another employer, or (C) the date the Executive otherwise ceases to be eligible to continue participation in the Company’s medical plan under COBRA, the Company will cover the employer potion of premiums for the coverage at the same rate as if the Executive remained an active employee of the Company. The premium contributions will be made directly to the Benefits administrator in this case, resulting in the Executive being charged a lower monthly rate for COBRA coverage.

(c) In the event that within two (2) years following a Change of Control (as defined in Section 12), the Company terminates the Executive’s employment other than for Cause (as defined in Section 12), or the Executive terminates employment for Good Reason (as defined in Section 12) (such termination, a “Qualifying Termination”) in addition to Final Compensation and the Severance Benefits provided pursuant to Section 4(b) of this Agreement, the Company will provide the Executive the following benefits (“Additional Severance Benefits”), provided that the Executive meets all eligibility requirements for such Additional Severance Benefits as set forth in this Agreement:

(i) the Company will continue to pay the Executive’s base salary, at the same rate as was in effect on the Separation Date, for an additional period of twelve (12) months, following the completion of the salary continuation payments provided for in Section 4(b)(i) above. Subject to Sections 5 and 6 below, such payments shall be in the form of salary continuation, payable in accordance with the normal payroll practices of the Company for its executives;

5. Conditions to Eligibility, Exclusivity of Benefits, Offset.

(a) Any obligation of the Company to provide the Executive the Severance Benefits or the Additional Severance Benefits, in each case, is conditioned on (i) the Executive signing and returning to the Company (without revoking) a timely and effective release of claims in the form provided by the Company (which will be substantially similar to the form used for other senior executives) by the deadline specified therein, which in all events shall be no later than the fifty-third (53rd) calendar day following the date of termination (any such release submitted by such deadline, the “Release of Claims”), (ii) the Executive maintaining complete compliance with the Executive’s obligations to the Company and its Company Affiliates during employment, including without limitation under Sections 8, 9, 10 and 11 of this Agreement, and (iii) the Executive’s continued compliance with Executive’s obligations to the Company and its Company Affiliates that survive termination of Executive’s employment, including without limitation under Sections 8, 9, 10 and 11 of this Agreement. The Release of Claims required for Separation Benefits creates legally binding obligations on the part of the Executive and the Company therefore advises the Executive to seek the advice of an attorney before signing the Release of Claims. It is expressly agreed and understood that no Severance Benefits or Additional Severance Benefits shall be required to be paid or provided unless and until the foregoing Release of Claims requirement is satisfied. Notwithstanding anything to the contrary in this Agreement, if the Release of Claims deadline straddles two calendar years, no Severance Benefits or Additional Severance Benefits shall be paid to the Executive until the second calendar year (with any missed Severance Payments or Additional Severance Benefits being paid to the Executive on the Company’s first normal payroll date occurring in the second calendar year).

(b) In the event the Company determines after conclusion of Executive’s employment, that Executive had engaged in any conduct that would constitute “Cause” as defined herein, or that clawback of Executive’s Severance Benefits and/or Additional Severance Benefits is required pursuant to rules promulgated by the U.S. Securities and Exchange Commission and listing standards applicable to the Company, the Company may cease payment of all Severance Benefits and Additional Severance Benefits and shall likewise be entitled to the immediate forfeiture and recapture of all Severance Benefits and Additional Severance Benefits paid to the Executive prior to its discovery of the same. For the avoidance of doubt, if the Executive fails to satisfy the conditions for the receipt of the Severance Benefits, the Executive shall not be entitled to any Additional Severance Benefits hereunder.

(c) The Executive agrees that the Severance Benefits and Additional Severance Benefits to be provided in accordance with the terms and conditions of this Agreement are exclusive and the Executive acknowledges and agrees that the Executive will not be eligible to participate in or receive benefits under any other plan, program, or policy of the Company or any of its Company Affiliates providing for severance or termination pay or benefits, including but not limited to the Company’s Severance Pay Plan. The Executive also agrees that the Severance Benefits and Additional Severance Benefits shall be reduced by any other payments or benefits to which the Executive is entitled under applicable law as a result of termination of employment, including without limitation any federal, state or local law with respect to plant closing, mass layoffs or group benefits plan continuation following termination or the like.

6. 409A Compliance.

(a) Separation from Service. For purposes of this Agreement, references to termination of employment, Separation Date (as defined in Section 4(a) of this Agreement), retirement, separation from service and similar or correlative terms mean a “separation from service” (as defined at Section 1.409A-1(h) of the Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single “service recipient” with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. A termination of employment for Good Reason or by the Company Without Cause under this Agreement is intended to satisfy the meaning of “involuntary separation from service” (as defined in Section 1.409A-1(n) of the Treasury Regulations).

(b) Section 409A Exemption. Without limiting the generality of the foregoing, so much of the Executive’s Severance Benefits and Additional Severance Benefits as does not exceed the “exempt amount” as hereinafter defined shall in no event be paid later than by December 31 of the second calendar year following the calendar year in which the involuntary separation from service occurs. For purposes of the immediately preceding sentence, the Executive’s “exempt amount” means the lesser of (i) the Executive’s total separation pay, if any, or (ii) the lesser of (A) two times the applicable limit under Section 401(a)(17) of the Internal Revenue Code of 1986 as amended (the “Code”) for the year in which the involuntary separation from service occurs, or (B) two times the Executive’s annualized compensation determined under applicable Treasury Regulations by reference to the Executive’s annual rate of pay for the calendar year preceding the calendar year in which the separation from service occurs. For purposes of the Treasury Regulations under Section 409A of the Code, each payment described in this Section shall be treated as a separate payment. Any amounts that exceed the exempt amount will be paid in accordance with the schedule of payments in Section 6(c).

(c) Specified Employee. If at the time of separation from service the Executive is a specified employee as hereinafter defined, any and all amounts payable in connection with such separation from service that constitute deferred compensation subject to Section 409A of the Code, as determined by the Company in its sole discretion, and that would (but for this sentence) be payable within six months following such separation from service, shall instead, to the extent required by Section 409A, be paid on the date that follows the date of such separation from service by six (6) months and one day. For purposes of the preceding sentence, the term “specified employee” means an individual who is determined by the Company to be a specified employee as defined in subsection (a)(2)(B)(i) of Section 409A of the Code. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A of the Code, any of the special elective rules prescribed in Section 1.409A-1(i) of the Treasury Regulations for purposes of determining “specified employee” status. Any such written election shall be deemed part of this Agreement.

(d) 409A Compliance. Notwithstanding any other provision hereunder, this Agreement and all compensation payments hereunder are intended to comply with the requirements of Section 409A, including the regulations, notices and exemptive provisions thereunder, and shall be construed and administered accordingly. In no event shall the Company have any liability relating to any payment or benefit under this Agreement failing to comply with, or be exempt from, the requirements of Section 409A.

7. Effect of Termination.

(a) Except as otherwise expressly provided in Sections 4(b)(iii) and 4(b)(iv) above or as may be required by applicable law, the Executive’s participation in all employee benefit plans of the Company will terminate, in accordance with the terms of those plans, based on the Separation Date.

(b) Other than the Severance Benefits and Additional Severance Benefits, the Executive shall have no further rights to any other compensation or benefits on or after the termination of employment.

(c) Provisions of this Agreement shall survive any termination of the Executive’s employment if so provided herein or if necessary or desirable to fully accomplish the purposes of other surviving provisions, including without limitation the Executive’s obligations under Sections 8, 9, 10 and 11 hereof.

8. Confidential Information.

(a) Executive acknowledges that the Company and its Company Affiliates continually develop trade secrets and Confidential Information (as defined in Section 12 below), that the Executive may have in the past and may in the future develop trade secrets and/or Confidential Information for the Company or its Company Affiliates, and that the Executive may learn of trade secrets and Confidential Information during the course of employment. Executive acknowledges that the information obtained or created by her while employed by the Company or any Company Affiliate concerning the business or affairs of the Company or any Company Affiliate is the exclusive property of the Company or such Company Affiliate. The Executive shall comply with the policies and procedures of the Company and its Company Affiliates for protecting trade secrets and Confidential Information. For purposes of this Agreement, the term “Confidential Information” does not include information that Executive can demonstrate (a) was in Executive’s possession prior to Executive’s initial employment with the Company or any Company Affiliate, provided that such information is not subject to another confidentiality agreement with, or other obligation of confidentiality to, the Company or any other party, (b) is generally known by the public and became generally known by the public other than as a result of any act by the Executive, or (c) became available to Executive on a non-confidential basis from a third party, provided that such third party is not known by Executive to be bound by a confidentiality agreement with, or other obligation of secrecy to, the Company or another party or is not otherwise prohibited from providing such information to Executive by a contractual, legal or fiduciary obligation. Executive agrees that Executive will not disclose trade secrets or Confidential Information to any person (other than employees of the Company or any of its Company Affiliates or any other person expressly authorized by an appropriate officer of the Company to receive trade secrets or Confidential Information). Executive shall not use for Executive’s own account trade secrets or any Confidential Information, other than for a legitimate business purpose for the Company or its

Company Affiliates. The Executive acknowledges and agrees that the Executive’s obligations under this Agreement with respect to trade secrets shall remain in effect for as long as such information shall remain a trade secret under applicable law, and that the Executive’s obligations with regard to Confidential Information shall remain in effect while employed by the Company and for three years after the Separation Date, regardless of the reason for termination of employment.

(b) Executive shall deliver to the Company on the Separation Date, or at any other time the Company’s Board of Directors may request in writing, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof, including electronic copies), whether or not containing trade secrets or Confidential Information or Work Product, which Executive may then possess or have under Executive’s control.

9. Work Product. Executive agrees that all inventions, innovations, improvements, developments, methods, designs, analyses, reports and all similar or related information which relate to the Company’s or any of its Company Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed with the Company (“Work Product”) belong to the Company or such Company Affiliate. Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Work Product. Executive will promptly disclose such Work Product to the Company’s Board of Directors and perform all actions reasonably requested by the Company’s Board of Directors (whether during or after the Employment Period) to assign the Work Product to the Company and to otherwise establish and confirm such ownership.

10. Non-Competition, Non-Solicitation, Non-Disparagement, Compliance.

(a) Executive acknowledges that in the course of Executive’s employment with the Company or its Company Affiliates Executive has become and will become in the future familiar with the trade secrets and other Confidential Information of the Company and its Company Affiliates and that Executive’s services will be of special, unique and extraordinary value to the Company. Therefore, Executive agrees that, during Executive’s employment and for a period of 24 months following the Separation Date, regardless of the basis or timing of termination (the “Restricted Period”), Executive shall not, directly or indirectly, provide services in a Restricted Capacity (as defined below) in the Restricted Territory (as defined below) to any person or entity with respect to any product or service of such person or entity which competes with any aspect of the Business of the Company or any of its Company Affiliates with respect to which Executive has had access to Confidential Information or customer goodwill as a result of Executive’s employment or other association with the Company. Nothing herein shall prohibit Executive from being a passive owner of not more than one percent (1%) of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

(b) For purposes of this Agreement,

1.

the “Business of the Company or any of its Company Affiliates” shall include the wholesale and retail sale (including without limitation, electronic commerce) of children’s apparel and related accessories;

2.	“Restricted Territory” means each state in the United States;

3.

“Restricted Capacity” means the provision of services to a competitor of the Company which is the same or comparable to the services the Executive provided to the Company or any of its Company Affiliates or in which the Confidential Information, trade secrets or customer goodwill which the Executive created or to which the Executive had access during the Executive’s employment with the Company or any of its Company Affiliates would give that competitor an unfair competitive advantage.

(c) During the Restricted Period, Executive shall not, directly or indirectly through another entity, (i) induce or attempt to induce any employee of the Company or any of its Company Affiliates to leave the employ of such person, (ii) solicit or encourage any independent contractor providing services to the Company or any of its Company Affiliates to terminate or diminish its relationship with them; or (iii) induce or attempt to induce any customer, supplier, licensee or other person having a business relationship with the Company or any of its Company Affiliates (the “Service Recipients”) to cease doing business with the Company or such Company Affiliate or seek to persuade any such Service Recipient to conduct with any other person or entity any business or activity which is conducted or could be conducted with the Company; provided, however, that the restrictions in clause (iii) shall apply (A) only with respect to those Service Recipients who have been such at any time within the immediately preceding two year period or whose business has been solicited on behalf of the Company or any of its Company Affiliates within said two year period, other than by form letter, blanket mailing or published advertisement, and (B) only if the Executive had a business relationship with such Service Recipient as a result of the Executive’s employment, or otherwise had access to Confidential Information as a result of the Executive’s employment which would assist in the solicitation of such Service Recipient; and provided further that the restrictions in clauses (i) and (ii) shall apply only to employees and independent contractors who have provided services to the Company or any of its Company Affiliates within the two years preceding the Separation Date.

(d) Non-Disparagement. The Executive agrees that the Executive will not disparage the Company or any of its Company Affiliates, or any of their respective management, products or services and will not do or say anything that could reasonably be expected to disrupt the good morale of the employees of the Company or otherwise harm the business interests or reputation of the Company; provided, however, that nothing in this Agreement shall preclude the Executive from providing truthful testimony in any court or regulatory action or proceeding or otherwise making good faith statements in connection with legal investigations or other proceedings. The Executive understands and agrees that this restriction shall continue to apply during the Restricted Period, howsoever caused. The Company agrees to instruct its officers and directors (as such terms are used for purposes of Section16 of the Securities Exchange Act of 1934) not to disparage the Executive; provided, however, that nothing in this Agreement shall preclude the Company from providing truthful testimony in any court or regulatory action or proceeding or otherwise making good faith statements in connection with legal investigations or other proceedings. The Company understands and agrees that this restriction shall continue to apply during the Restricted Period, howsoever caused.

(e) Compliance. The Executive agrees at all times during the pendency of the Executive’s employment to comply with all state and federal laws, and conduct herself with the highest degree of fidelity to the Company, committing no acts of theft, embezzlement, misappropriation, insider trading or other forms of misconduct contrary to the interests of the Company.

11. Enforcement of Covenants. The Executive acknowledges that the Executive has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon her pursuant to Sections 8, 9, 10 and 11 hereof. The Executive agrees without reservation that each of the restraints contained herein is necessary for the reasonable and proper protection of the goodwill, Confidential Information, trade secrets, and other legitimate interests of the Company and its Company Affiliates; that each and every one of those restraints is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent her from obtaining other suitable employment during the period in which the Executive is bound by these restraints. The Executive further acknowledges that, were the Executive to breach any of the covenants contained in Sections 8, 9, 10 or 11 hereof, the damage to the Company would be irreparable. The Executive therefore agrees that in the event of the breach or a threatened breach by Executive of any of the provisions of Sections 8, 9, 10 or 11 hereof, the Company, in addition and supplementary to other rights and remedies existing in its favor (including pursuant to Section 3(c) hereof), may apply to any court of law or equity of competent jurisdiction for specific performance or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security). The parties further agree that if, at the time of enforcement of Sections 8, 9, 10 or 11, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. The Executive agrees that the Restricted Period shall be tolled, and shall not run, during any period of time in which the Executive is in violation of the terms thereof, in order that the Company and its Company Affiliates shall have all of the agreed-upon temporal protection recited herein. No breach of any provision of this Agreement by the Company, or any other claimed breach of contract or violation of law, or change in the nature or scope of the Executive’s employment relationship with the Company, shall operate to extinguish the Executive’s obligation to comply with Sections 8, 9, 10 and 11 hereof.

12. Definitions. As used in this Agreement, the following terms shall have the meaning set forth below:

(a) “Affiliate” means with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise).

(b) “Carter’s” means Carter’s, Inc., a Delaware corporation.

(c) “Cause” means (a) conviction of Executive for a felony, or the entry by Executive of a plea of guilty or nolo contendere to a felony, (b) a material breach by Executive of Sections 8, 9, 10 or 11 of this Agreement, (c) the commission of an act of fraud or other act involving dishonesty which such act of dishonesty is materially injurious to the Company or any Company Affiliate, (d) the willful and continued refusal by Executive to substantially perform Executive’s duties for the Company or any of its Company Affiliates (other than any such refusal resulting from Executive’s incapacity due to mental illness or physical illness or injury), or gross negligence in the performance of such duties, after a demand for substantial performance is delivered to Executive by the Company’s Board of Directors, or (e) the willful engaging by Executive in gross misconduct injurious to the Company or any of its Company Affiliates. Notwithstanding the foregoing, Executive’s actions or omissions shall not constitute Cause under clauses (b), (c), (d), or (e) above unless the Company has provided Executive with written notice which sets forth in reasonable detail the specific circumstances alleged to constitute Cause and Executive has failed to cure such circumstances within thirty (30) days following receipt of such notice.

(d) “Change of Control” means (i) any transaction or series of related transactions in which any Person who is not a Company Affiliate, or any two or more such Persons acting as a Group, and all Affiliates of such Person or Persons, who prior to such time did not own shares of the Common Stock of Carter’s representing fifty percent (50%) or more of the voting power at elections for the Board of Directors of Carter’s, shall (A) acquire, whether by purchase, exchange, tender offer, merger, consolidation, recapitalization or otherwise, or (B) otherwise be the owner of (as a result of a redemption of shares of the Common Stock of Carter’s or otherwise) shares of the Common Stock of Carter’s or its subsidiaries (or shares in a successor corporation by merger, consolidation or otherwise) such that following such transaction or transactions, such Person or Group and their respective Affiliates beneficially own fifty percent (50%) or more of the voting power at elections for the Board of Directors of Carter’s or the Company or any successor corporation, or (ii) the sale or transfer of all or substantially all the assets of either the Company or Carter’s.

(e) “Common Stock” means the common stock of Carter’s, Inc., a Delaware corporation, par value $.01 per share.

(f) “Company Affiliate” means Carter’s, Inc. and its subsidiaries.

(g) “Confidential Information” means any and all information of the Company and its Company Affiliates, other than trade secrets, that is not generally known by others with whom they compete or do business, or with whom they plan to compete or do business and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company or any of its Company Affiliates would assist in competition against them. Confidential Information includes without limitation such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of the Company and its Company

Affiliates, (ii) the products and services offered by the Company or any of its Company Affiliates, (iii) the costs, sources of supply, financial performance and strategic plans of the Company and its Company Affiliates, (iv) the identity and special needs of the customers of the Company and its Company Affiliates and (v) the people and organizations with whom the Company and its Company Affiliates have business relationships and the nature and substance of those relationships. Confidential Information also includes information that the Company or any of its Company Affiliates has received, or may receive hereafter, belonging to others or which was received by the Company or any of its Company Affiliates with any understanding, express or implied, that it would not be disclosed.

(h) “Good Reason” means, unless Executive shall have consented in writing thereto, any of the following:

(i) a material reduction in Executive’s title, base salary and target annual incentive compensation opportunity (other than a reduction in such compensation that is applied proportionally to other executive officers’ compensation), duties, or responsibilities, as compared to such title, base salary and target annual incentive compensation opportunity, duties, or responsibilities on the Effective Date;

(ii) a material change in the geographic location at which the Executive must perform services (provided, that for the avoidance of doubt, any change in location within the greater Atlanta metropolitan area shall not be a material change); or

(iii) any material breach of this Agreement by the Company;

provided, however, that Executive shall not have the right to terminate Executive’s employment for “Good Reason” unless Executive shall have given thirty (30) days prior written notice to the Board of Directors of the Company within thirty (30) days following the first occurrence (for the Executive) of such condition in which Executive sets forth in reasonable detail the circumstances that Executive believes constitute “Good Reason” pursuant to the preceding clauses (i) through (iii) and the Company shall not have remedied the matter within said thirty (30) day period; it shall not constitute “Good Reason” unless the Executive separates from service not later than ninety (90) days following the end of the Company’s thirty (30) day cure period; and provided, further, however that the fact that the Company does or does not so remedy said matter shall not be deemed an admission by the Company that such circumstances constitute “Good Reason”.

(i) “Group” means any two or more Persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring or holding securities of the Company or its Company Affiliates.

(j) “Person” means any individual, partnership, corporation, association, limited liability company, trust, joint venture, unincorporated organization or entity, or any government, governmental department or agency or political subdivision thereof.

13. Withholding. Payments by the Company under this Agreement shall be reduced by all taxes and other amounts which the Company is required to withhold under applicable law.

14. Miscellaneous

(a) This Agreement is not a contract of employment for a definite term and does not otherwise restrict the Executive’s right, or that of the Company, to terminate the Executive’s employment, with or without notice or Cause.

(b) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior communications, agreements and understandings, written or oral, with respect thereto; provided, however, that this Agreement shall not supersede or otherwise terminate any effective assignment the Executive has made of any invention or other intellectual property to the Company or any of its Company Affiliates on or before the date of execution of this Agreement; nor shall this Agreement supersede or otherwise terminate any rights or remedies of the Company or any of its Company Affiliates arising from the Executive’s obligations pursuant to any agreement with respect to confidentiality, non-competition, non-solicitation or the like in effect prior to the date of execution of this Agreement or under applicable law, all of which assignments and rights shall remain in full force and effect.

(c) No modification or amendment of this Agreement shall be valid unless in writing and signed by the Executive and a duly authorized representative of the Company. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

(d) Neither the Company nor the Executive may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into any entity or transfer all or substantially all of its properties or assets to any entity, the Company may assign its rights and obligations under this Agreement to such entity. This Agreement shall inure to the benefit of and be binding upon the Executive and the Company, and each of their respective successors, executors, administrators, heirs and permitted assigns.

15. Choice of Law. This Agreement will be governed by and construed in accordance with the laws of the State of Georgia, without giving effect to any choice or conflict of law provision or rule (whether of the State of Georgia or any other jurisdiction) that would cause the application of the laws of any other jurisdiction. By executing this Agreement, the parties hereby irrevocably submit to the jurisdiction of the state and federal courts located in the State of Georgia for the purpose of any action or dispute between the parties to this Agreement arising in whole or in part under or in connection with this Agreement or the subject matter of this Agreement (other than an action brought to enforce a judgment by any such court), hereby waive and agree not to assert any defense that venue in such courts is improper, invalid or inconvenient (or any similar defense) and agree not to commence any action or dispute arising in whole or in part under or in connection with this Agreement in any court other than the above-named Georgia courts.

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IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by a duly authorized representative, and by the Executive, as of the Effective Date.

THE EXECUTIVE:	THE COMPANY:

By:
Sharon Price John		Name:
Title:

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